UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*

CASI Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

14757U 109
(CUSIP Number)

Dongliang Lin

6/F, Tower A, COFCO Plaza

8 Jianguomennei Avenue

Beijing 100005, P. R. China

+86 10 6526 4136

Copies to:

Howard Zhang

c/o Davis Polk & Wardwell LLP

2201 China World Office 2

1 Jian Guo Men Wai Avenue

Chao Yang District, Beijing 100004, P.R. China

+86 10 8567 5002

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Sparkle Byte Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,198,518 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,198,518 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) These securities include (i) 8,498,765 shares of common stock issued by the Issuer to the Reporting Person and (ii) 1,699,753 shares of common stock issuable upon exercise at $1.69 per share of certain warrants issued by the Issuer to the Reporting Person pursuant to that certain securities purchase agreement dated as of September 20, 2015 between the Issuer and He Xie Ai Qi Investment Management (Beijing) Co., Ltd. By virtue of holding 100% of the equity interest of the Reporting Person, Snow Moon Limited may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of Snow Moon Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by the Reporting Person.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Snow Moon Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,198,518 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,198,518 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of holding 100% of the equity interest of the Reporting Person, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Tianjin Jingran Management Center (Limited Partnership)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,198,518 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,198,518 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) PN

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of the Reporting Person, He Xie Ai Qi Investment Management (Beijing) Co., Ltd. may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd., Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON He Xie Ai Qi Investment Management (Beijing) Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 10,198,518 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 10,198,518 (1)
	10.	Shared Dispositive Power 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1) The record owner of these shares is Sparkle Byte Limited. By virtue of holding 100% of the equity interest of Snow Moon Limited, which in turn holds 100% of the equity interest of Sparkle Byte Limited, Tianjin Jingran Management Center (Limited Partnership) may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the general partner of Tianjin Jingran Management Center (Limited Partnership), the Reporting Person may be deemed to have sole voting and dispositive power with respect to these shares. By virtue of being the shareholders and/or directors of the Reporting Person, Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have shared voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Jianguang Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,198,518 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 10,198,518 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 12.5% shareholder and one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Dongliang Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,198,518 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,198,518 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 43.75% shareholder and one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Fei Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION P.R. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,198,518 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,198,518 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is a 43.75% shareholder of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

CUSIP No. 14757U 109	13D/A

1.	NAME OF REPORTING PERSON Hugo Shong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,198,518 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED VOTING POWER 10,198,518 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,198,518
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Sparkle Byte Limited is the record owners of these shares. The Reporting Person is one of the three directors of He Xie Ai Qi Investment Management (Beijing) Co., Ltd, the general partner of Tianjin Jingran Management Center (Limited Partnership). Tianjin Jingran Management Center (Limited Partnership) holds 100% equity interest of Snow Moon Limited, which in turn holds 100% equity interest of Sparkle Byte Limited. By virtue of this affiliation, the Reporting Person may be deemed to share voting and dispositive power with respect to these shares.

(2) Percentage calculated based on 61,896,327 total outstanding shares of the common stock of the Issuer, which includes 1,699,753 shares of common stock issuable upon exercise of the warrants owned by Sparkle Byte Limited.

Introductory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the previous Schedule 13D filed by the Reporting Persons with the SEC on January 25, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on June 30, 2016 (the “Original Schedule 13D”). This Amendment No. 2 is being filed to reflect that Suyang Zhang ceased to be a shareholder of He Xie Ai Qi and that the shareholdings in He Xie Ai Qi by Dongliang Lin, Fei Yang and Jianguang Li changed to 43.75%, 43.75% and 12.5%, respectively. Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented by replacing the fourth to last paragraph thereof in its entirety with the following:

As of the date hereof, Sparkle Byte is wholly owned by Snow Moon, which is in turn wholly owned by Tianjin Jingran. The general partner of Tianjing Jingran is He Xie Ai Qi. Prior to June 2, 2016, Jianguang Li, Dongliang Lin, Fei Yang and Suyang Zhang each owned 25% of the equity interest in He Xie Ai Qi. On June 2, 2016, Dongliang Lin and Fei Yang made additional capital contributions to He Xie Ai Qi and brought their shareholdings in He Xie Ai Qi to 37.5% each, with Jianguang Li’s and Suyang Zhang’s holdings decreasing to 12.5% each. On July 27, 2016, Suyang Zhang transferred all the equity interest he held in He Xie Ai Qi to Dongliang Lin and Fei Yang. As a result of such transactions, Suyang Zhang has ceased to be a shareholder of He Xie Ai Qi, and Dongliang Lin, Fei Yang and Jianguang Li hold 43.75%, 43.75% and 12.5%, respectively, of the equity interest in He Xie Ai Qi.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by replacing Item 5(a), Item 5(b) and Item 5(e) thereof in their entirety with the following:

(a) As of the date hereof, Sparkle Byte directly beneficially owns 8,498,765 shares of the Common Stock, representing 13.7% of the Issuer’s issued and outstanding Common Stock. In addition, Sparkle Byte directly beneficially owns warrants that entitle Sparkle Byte to acquire 1,699,753 shares of the Common Stock at an exercise price of $1.69 per share of the Common Stock. As of the date hereof, the Common Stock issuable pursuant to the warrants represents 2.8% of the Issuer’s issued and outstanding Common Stock.

Snow Moon may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 8,498,765 shares of the Common Stock owned by Sparkle Byte and 1,699,753 shares of the Common Stock issuable pursuant to the warrants owned by Sparkle Byte, representing 13.7% and 2.8%, respectively, of the Issuer’s issued and outstanding Common Stock.

Tianjin Jingran may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 8,498,765 shares of the Common Stock owned by Sparkle Byte and 1,699,753 shares of the Common Stock issuable pursuant to the warrants owned by Sparkle Byte, representing 13.7% and 2.8%, respectively, of the Issuer’s issued and outstanding Common Stock.

He Xie Ai Qi may be deemed to have voting and dispositive power with respect to and have beneficial ownership of 8,498,765 shares of the Common Stock owned by Sparkle Byte and 1,699,753 shares of the Common Stock issuable pursuant to the warrants owned by Sparkle Byte, representing 13.7% and 2.8%, respectively, of the Issuer’s issued and outstanding Common Stock.

As a result of the relationships described in the cover pages of this Amendment No. 2, each of Jianguang Li, Dongliang Lin, Fei Yang, and Hugo Shong may be deemed to share beneficial ownership of 10,198,518 shares of the Common Stock, representing 16.5% of the Issuer’s issued and outstanding Common Stock.

Neither the filing of this Amendment No. 2 by the Reporting Persons nor any of its contents shall be deemed to constitute an admission by any of such persons, other than Sparkle Byte, that it is the beneficial owner of any of the shares of the Common Stock referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) Each of Sparkle Byte, Snow Moon, Tianjin Jingran and He Xie Ai Qi may be deemed to have the sole power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them. Each of Jianguang Li, Dongliang Lin, Fei Yang and Hugo Shong may be deemed to have the shared power to direct the vote and the disposition of the Common Stock that may be deemed to be beneficially owned by each of them.

(e) Suyang Zhang ceased to be a shareholder of He Xie Ai Qi on July 27, 2016 and as a result ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sparkle Byte Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Snow Moon Limited

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tianjin Jingran Management Center (Limited Partnership)

By:	/s/ Qiuyue Zhong
	Name:	Qiuyue Zhong
	Title:	Representative

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

He Xie Ai Qi Investment Management (Beijing) Co., Ltd.

By:	/s/ Hugo Shong
	Name:	Hugo Shong
	Title:	Authorized Signatory

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jianguang Li

By:	/s/ Jianguang Li
	Name:	Jianguang Li

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dongliang Lin

By:	/s/ Dongliang Lin
	Name:	Dongliang Lin

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Fei Yang

By:	/s/ Fei Yang
	Name:	Fei Yang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Suyang Zhang

By:	/s/ Suyang Zhang
	Name:	Suyang Zhang

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hugo Shong

By:	/s/ Hugo Shong
	Name:	Hugo Shong

INDEX TO EXHIBITS

Exhibit 99.1(1)	Joint Filing Agreement dated January 25, 2016 by and among the Reporting Persons
Exhibit 99.2(1)	Securities Purchase Agreement dated September 20, 2015 by and between the Issuer and He Xie Ai Qi
Exhibit 99.3(1)	Supplemental Agreement dated June 22, 2016 by and among the Issuer, He Xie Ai Qi, Tianjin Jingran and Sparkle Byte

(1) Filed previously.